EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	Years					Nine Months
	Ended					Ended
	December 31,					September 30,
	2006	2007	2008	2009	2010	2011
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$3,241	$2,347	$991	$(9,288)	$2,884	$2,081
Interest expense(a)	318	375	225	237	122	67
(Gain)/loss on investment in equity investees in excess of distributed earnings	(3)	21	40	39	(232)	(99)
Amortization of capitalized interest	19	40	74	150	212	212
Loan cost amortization	13	16	19	26	25	21

Earnings	$3,588	$2,799	$1,349	$(8,836)	$3,011	$2,282

FIXED CHARGES:
Interest Expense	$318	$375	$225	$237	$122	$67
Capitalized interest	179	311	586	627	711	552
Loan cost amortization	13	16	19	26	25	21

Fixed Charges	$510	$702	$830	$890	$858	$640

PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$89	$94	$33	$23	$111	$128
Ratio of income before provision for taxes to net income(b)	1.63	1.62	1.64	1.59	1.63	1.64

Preferred Dividends	$145	$152	$54	$37	$181	$210

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$655	$854	$884	$927	$1,039	$850

RATIO OF EARNINGS TO FIXED CHARGES	7.0	4.0	1.6	(9.9)	3.5	3.6
INSUFFICIENT COVERAGE	$—	$—	$—	$9,726	$—	$—

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	5.5	3.3	1.5	(9.5)	2.9	2.7
INSUFFICIENT COVERAGE	$—	$—	$—	$9,763	$—	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.
(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.